March 21, 2005


Mail Stop 0409

Steven White
Chief Executive Officer
Itex Corporation
3625 132nd Ave SE
Suite 200
Bellevue, WA  98006-1323

Re:	Itex Corporation
	Form 10-KSB for the fiscal year ended July 31, 2004
      File No. 0-18275

Dear Mr. White:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the fiscal year ended July 31, 2004

Management`s Discussion and Analysis

Revenue Recognition, pages 18 to 19
1. We note that you generate revenues from association fees and transaction fees. Your disclosure indicates that the fees are in cash with the exception of a portion of the association fee, which is in Itex dollars (one hundred and thirty Itex dollars annually per member). Given a member base of approximately 13,000, it appears that approximately 1.7 million Itex dollars were generated from association fees. Please expand your revenue recognition policy to disclose the other types of transactions that enabled you to generate an additional 5.3 million Itex dollars during 2004 and how you accounted for such transactions.


Accounting for Itex Dollar Activity, page 19
2. We note that the Itex dollar revenues you earn and the Itex dollar expenses you incur are not recorded in the financial statements. Please clarify your accounting treatment to us in significant detail.
Specifically address how you considered the guidance in EITF 93-
11,
EITF 99-17 and APB 29 and your considerations in determining whether your Itex dollar transactions culminate an earnings process. Additionally, how did you reach the conclusion that exchanged goods and services lack readily determinable fair values within reasonable limits? Indicate whether the goods and services available through the exchange are also available to members or nonmembers for cash purchase. Further reference is made to paragraphs 25 and 26 of APB29.
3. We note that you expend Itex dollars in the acquisition of goods and services used in your operations (such as for broker commissions, co-op advertising, sales incentives and other corporate expenses) and that such expenses have not been reflected in the accompanying financial statements. Please clarify for us how you can reconcile your position of not reflecting such expenses in the financial statements with the disclosure on page 29, which appears to indicate that you generally record such expenditures at the fair value of the goods or services received (when reasonably determinable). Finally, explain why these transactions "do not qualify as exchanges under APB
29."
4. Please supplementally explain how you considered paragraph 14 of
SFAS 45 in accounting for your franchises. It appears you are recognizing gross receipts as revenues instead of your franchise fee.
Additionally, help us to understand how your agreements and arrangements vary with respect to your relationships with franchisees and brokers.
Corporate Office Receivables, page 33
5. We note that you sold your five remaining corporate-owned offices during fiscal year 2004. In light of the financing provided, please supplementally explain your basis in accounting for recognizing the full gain in 2004.

*    *    *    *

      As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Howard Efron, Staff Accountant, at (202)
824-
5347 or the undersigned at (202) 824-5222 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief





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Itex Corporation
March 21, 2005
Page 1